

May 4, 2018

Derral Eves
Chief Executive Officer
The Chosen, LLC
4 S 2600 W, Suite 5
Hurricane, UT 84737

> **Re: The Chosen, LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed April 25, 2018**
> **File No. 024-10814**

Dear Mr. Eves:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2018 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note your response to our prior comment 1 and reissue in part. Please update the solicitation of interest found on VidAngel's site for your offering to link to the most recent amendment of your Form 1-A. In this regard, the VidAngel solicitation currently links to the Form 1-A filed on March 8, 2018.

2. We note your revised disclosure regarding the increase in price per unit due to decrease in bonus units issued after the completion of each tranche. Please revise to offer the units

at a fixed price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.

3.   We note your disclosure on the cover page and throughout that "the initial closing date will occur at the Company's sole discretion and may be any date after the Company has received and accepted subscriptions and before the Termination Date" and that "[i]f on the initial closing date, [you] have sold less than the Maximum Offering Amount, then [you] will hold one or more additional closings for additional sales, up to the Maximum Offering Amount, through the Termination Date." We further note your statement that "If a closing of the Offering does not occur for any reason, the proceeds from such closing will be promptly returned to investors without interest."

Please add a risk factor that addresses the risk that investors will not know the date on which their closing will occur when they subscribe for the shares or tell us why you believe this is not necessary. In addition, please discuss the circumstances under which a closing may not occur. Please also disclose what rights the investors have after remitting payment but prior to closing. For example, please disclose whether they may request that the funds be returned to them prior to closing.

Cover Page

4.   We note your response to our prior comment 2 and reissue in part. Please disclose in the footnotes to your table, if true, that VidAngel will receive Common Units of the Company's membership interest equal to 2.0% of the Company's aggregate outstanding Membership Units as of the closing of the offering. In addition, we note your revised disclosure on page 15 stating that, regardless of the amount of units Cambria Capital places in this offering, you will pay Cambria Captial at least $10,000 and that you will pay up to $25,000 to Cambria Capital with the proceeds of the offering to reimburse Cambria Capital for cost of its counsel. Please update the footnotes in your table to disclose these payments to Cambria Capital.

Risk Factors

Revenues - Revenues for Season 1 are likely to decrease over time, page 6

5.   We note your response to our prior comment 3 that "revenues for Season 1 will likely decrease over time as subsequent seasons of the Series are released" and reissue in part. Please revise the risk factor to address the risk that once the television show is complete, regardless of how many seasons are produced, the revenues from the produced seasons, over time, are likely to decrease.

Failure to Raise Funds for Production, page 7

6.   We note your revised disclosure of the risk that you may not raise sufficient proceeds in this offering to complete production of Season 1. Please disclose here and in your "Summary" section the amount of funds necessary to complete production of Season 1.

7.   We note your statement that "The Company anticipates that the proceeds from the Offering will be sufficient for it to complete principal photography and post-production of Season 1." Please disclose the amount of funds needed to complete principal photography and post-production of Season 1.

Use of Proceeds to Issuer, page 16

8.   Please describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold pursuant to Instruction 3 of Item 6 of Form 1-A.

Securities Being Offered
General, page 26

9.   We note your revised disclosure in response to our prior comment 6 regarding your mandatory arbitration provision in Article 12.5 of your Amended and Restated Operating Agreement. Please further revise your disclosure on page 26 in your offering statement to expand your discussion of the mandatory arbitration provision's scope and its potential impact on the rights of investors, including whether the provision applies to claims made under the federal securities laws.

If your provision does not apply to claims made under the federal securities laws, please revise the provision to clearly state that it does not apply to federal securities law claims. To the extent that your provision does apply to claims made under the federal securities laws, please disclose that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations provided thereunder.

In discussing the scope of the provision, please also explain the meaning of "this Agreement" as used in the provision, and explain which matters would be subject to the mandatory arbitration provision and not the exclusive forum provision. Your disclosure should also address the enforceability of the provision under relevant state law and how the provision could affect the ability of investors to bring class-action lawsuits. In addition, please revise your disclosure on page 6 to include a separate risk factor addressing the effects of the provision on your investors.

10.   Please revise to disclose the fee shifting provision in Article 12.13 of your Restated and Amended Operating Agreement. Discuss the scope of the provision, including the types of actions subject to the fee-shifting provision, including whether you intend to apply the provision to claims under the federal securities laws, and who would be allowed to recover under the provision. In addition, please add a risk factor that addresses the risks associated with the fee-shifting provision.

11.   We note your revised disclosure on page 26 in response to our prior comment 6 regarding the exclusive forum provision in Article 12.4 of your Amended and Restated Operating

Agreement. Please further revise the disclosure in this section to address the exclusive forum provision's scope, its enforceability and its potential impact on the rights of investors. In discussing the scope of the provision, please disclose and explain the provision's statement regarding service of process. The provision seems to state that service of process to a member may be effected by registered or certified mail addressed to the company, as that is the only address provided in Exhibit A.

In addition, please revise your risk factor on page 6 to discuss the effects of Article 12.4, including the possibility that the provision may discourage unit holder lawsuits, or limit unit holders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

Description of Our Business
Writer Work-For-Hire Agreements, page 18

12.   We note your response to our prior comment 5 and reissue. On page 18, you disclose that pursuant to the Writer Work-For-Hire Agreements, you paid $18,337.09 to Mr. Jenkins, $12,499.60 to Mr. Thompson and $12,499.50 to Mr. Swanson. However, the compensation in the Work-For-Hire Agreements for Mr. Jenkins, Mr. Thompson and Mr. Swanson do not seem to correspond to the amounts paid to each. Please revise to describe and clarify the material terms of each agreement.

         You may contact Abe Friedman at 202-551-8298 or Lyn Shenk, Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant Director, at 202-551-3611 with any other questions.

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